                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                    GEOCITIES
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37247V 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gary Valenzuela
 Senior Vice President, Finance and Administration, and Chief Financial Officer
                             3420 Central Expressway
                          Santa Clara, California 95051
                                 (408) 731-3300
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 27, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 37247V 10 6                                 PAGE 2 OF 11 PAGES
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       YAHOO! INC.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                               (b) /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       CALIFORNIA

--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                             7,043,796 (1)

      NUMBER OF       ----------------------------------------------------------
       SHARES          8     SHARED VOTING POWER
    BENEFICIALLY             21,593,140 (2)
      OWNED BY
        EACH          ----------------------------------------------------------
      REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON                7,043,796 (1)
        WITH          ----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             0 (2)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       28,636,936 (1) AND (2)

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       71.6%  (3)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) 6,370,000 of the shares of common stock, par value $0.001 per share ("GeoCities Common Stock"), of GeoCities covered by this Schedule 13D are purchasable by Yahoo! upon exercise of an option granted to Yahoo! as of January 27, 1999 (the "Option"), and described in Items 3 and 4

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 37247V 10 6                                 PAGE 3 OF 11 PAGES
--------------------------------                --------------------------------



      of this Schedule 13D. Prior to the exercise of the Option, Yahoo! is not entitled to any rights as a stockholder of GeoCities as to the shares of GeoCities Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in
      Item 4, none of which has occurred as of the date hereof. Yahoo! expressly disclaims beneficial ownership of any of the shares of GeoCities Common Stock which are purchasable by Yahoo! upon exercise of the Option until such time as Yahoo! purchases any such shares of GeoCities Common Stock upon any such exercise. Based on the number of shares of GeoCities Common Stock outstanding on January 27, 1999 as represented by GeoCities in the Agreement and Plan of Merger by and among GeoCities, Yahoo! and Home Page Acquisition Corp., a Delaware corporation and a newly formed wholly owned direct subsidiary of Yahoo! ("Newco"), dated as of January 27, 1999 (the "Merger Agreement"), the number of shares of GeoCities Common Stock indicated represents 22.0% of the total outstanding shares of GeoCities Common Stock, excluding shares of GeoCities Common Stock issuable upon exercise of the Option.

(2) 21,593,140 of the shares of GeoCities Common Stock covered by this report are subject to voting agreements (the "Voting Agreements") entered into by certain stockholders of GeoCities with Yahoo! pursuant to which such stockholders have agreed to vote all of the shares of GeoCities Common Stock beneficially owned by such stockholders in favor of the proposed merger of Newco with and into GeoCities. Yahoo! expressly disclaims beneficial ownership of any of the shares of GeoCities Common Stock covered by the Voting Agreements. Based on the number of shares of GeoCities Common Stock outstanding on January 27, 1999 as represented by GeoCities in the Merger Agreement, the number of shares of GeoCities Common Stock indicated represents approximately 64.2% of the outstanding shares of GeoCities Common Stock, excluding the shares of GeoCities Common Stock issuable upon exercise of the Option (as described above).

(3)   After giving effect to the exercise of the Option.

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 37247V 10 6                                 PAGE 4 OF 11 PAGES
--------------------------------                --------------------------------


ITEM 1 - SECURITY AND ISSUER

     This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Shares" or the "GeoCities Common Stock"), of GeoCities, a Delaware corporation. The principal executive office of GeoCities is located at 4499 Glencoe Avenue, Marina del Rey, California 90292.

ITEM 2 - IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is filed by Yahoo! Inc., a California corporation. The address of the principal business and principal office of Yahoo! is 3420 Central Expressway, Santa Clara, California 95051. Yahoo! is a global Internet media company that offers a branded network of comprehensive information, communication and shopping services to millions of users daily.

     As a result of entering into the Voting Agreements described in Items 3 and 4 below, Yahoo! may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below) for purposes of Section13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Yahoo! expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

     To the best of Yahoo!'s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Yahoo!, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in
Schedule I is incorporated herein by reference.

     (d) - (e) During the last five years, neither Yahoo! nor, to the best knowledge of Yahoo!, any of the executive officers or directors of Yahoo!, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All prior acquisitions of GeoCities Common Stock by Yahoo! have been made using working capital of Yahoo!.

     Yahoo! entered into an Agreement and Plan of Merger dated as of January 27, 1999 by and among Yahoo!, Home Page Acquisition Corp., a Delaware corporation and newly formed wholly owned direct subsidiary of Yahoo! ("Newco"), and GeoCities (the "Merger Agreement"), providing for the merger (the "Merger") of Newco with and into GeoCities with GeoCities as the surviving corporation, pursuant to

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 37247V 10 6                                 PAGE 5 OF 11 PAGES
--------------------------------                --------------------------------

which each outstanding Share will be converted into the right to receive
 .6768 of a share of common stock, par value $0.00017 per share, of Yahoo! (as adjusted to reflect the 2-for-1 split of Yahoo! common stock effective February 5, 1999). The Merger is subject to the approval of the Merger Agreement by GeoCities' stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

     As an inducement for Yahoo! to enter into the Merger Agreement and in consideration thereof, GeoCities granted to Yahoo! an option (the "Option") to purchase, under certain circumstances described in the Merger Agreement, up to 6,370,000 Shares at a purchase price per Share equal to $113.66, as adjusted as provided therein (the "Purchase Price"). Based on the number of Shares outstanding on January 27, 1999 as represented by GeoCities in the Merger Agreement, the Option would be exercisable for approximately 19.9% of the outstanding Shares, or approximately 16.6% of the Shares on a fully-diluted basis after giving effect to the exercise of the Option. Yahoo! did not pay additional consideration to GeoCities in connection with GeoCities granting the Option.

     None of the Triggering Events (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and Yahoo! wishes to purchase the Shares subject thereto, Yahoo! anticipates that it would fund the exercise price with working capital. See also Item 4 below.

     As a further inducement for Yahoo! to enter into the Merger Agreement and in consideration thereof, David C. Bohnett, CMG@Ventures I, LLC, CMG@Ventures II, LLC, Softbank Holdings Inc. and Softbank Technology Ventures IV (collectively, the "Stockholders"), entered into voting agreements (the "Voting Agreements"), each dated as of January 27, 1999, with Yahoo! whereby the Stockholders agreed, severally and not jointly, to vote all of the Shares beneficially owned by them in favor of approval and adoption of the Merger Agreement. Yahoo! did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements. References to, and descriptions of, the Merger Agreement and the Voting Agreements, respectively, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, respectively, included as Exhibits 1 through 6 to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4 - PURPOSE OF TRANSACTION

     (a) - (j) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.

     Pursuant to the Merger Agreement, GeoCities has granted Yahoo! the Option. Upon the terms and subject to the conditions set forth in the Merger Agreement, Yahoo! may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of certain events (each, a "Triggering Event"). In general, a Triggering Event may be deemed to occur: (a) if (i) the Board of Directors of GeoCities shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Yahoo! its recommendation in favor of the adoption and approval of the Merger Agreement or the approval of the Merger;
(ii) GeoCities shall have failed to include in the proxy statement/prospectus the recommendation of the Board of Directors of GeoCities in favor of the adoption and approval of the

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 37247V 10 6                                 PAGE 6 OF 11 PAGES
--------------------------------                --------------------------------


Merger Agreement and the approval of the Merger; (iii) the Board of Directors of GeoCities shall have failed to reaffirm its recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within ten (10) business days after Yahoo! requests that such recommendation be reaffirmed at any time following the public annoucement of an Acquisition Proposal (as defined in the Merger Agreement); (iv) the Board of Directors of GeoCities shall have approved or publicly recommended any Acquisition Proposal; (v) GeoCities shall have entered into any letter of intent or similar document or any agreement, contract or committment accepting any Acquisition Proposal; (vi) any tender or exchange offer relating to securities of GeoCities in excess of 15% of its outstanding voting securities shall have been commenced by a person unaffiliated with Yahoo! and GeoCities shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act of 1933, as amended, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that GeoCities recommends rejection of such tender or exchange offer; or (vii) GeoCities shall have intentionally breached its obligations under Section 5.4 (provisions regarding exclusivity) of the Merger Agreement; or (b) upon termination of the Merger Agreement by either Yahoo! or GeoCities if the requisite approval of the Merger Agreement by GeoCities' stockholders is not obtained by reason of the failure to obtain the required vote at a meeting of GeoCities' stockholders duly convened therefor or at any adjournment thereof.

     Upon the occurrence of certain events set forth in the Merger Agreement, GeoCities is required to make certain payment to Yahoo! upon the surrender of all or a portion of the Option to GeoCitites. In addition, the Merger Agreement grants certain registration rights to Yahoo! with respect to the Shares subject to the Option.

     Pursuant to the Voting Agreements, the Stockholders have agreed to vote all of the Shares beneficially owned by them in favor of the approval and adoption of the Merger Agreement. The Voting Agreements terminate upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of GeoCities Common Stock held by each Stockholder are set forth on the signature pages to the Voting Agreement which are incorporated herein by reference.

     The purpose of the Option and the Voting Agreements are to facilitate consummation of the Merger.

     Upon consummation of the Merger as contemplated by the Merger Agreement (a) Newco will be merged into GeoCities, (b) the Board of Directors of GeoCities will be replaced by the Board of Directors of Newco, (c) the Certificate of Incorporation and Bylaws of GeoCities will be replaced by the Certificate of Incorporation and Bylaws of Newco, (d) the Shares will cease to be authorized for listing on the Nasdaq National Market and (e) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     References to, and descriptions of, the Merger Agreement and the Voting Agreements, respectively, as set forth above in this Item 4, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, respectively, included as Exhibits 1 through 6 to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 37247V 10 6                                 PAGE 7 OF 11 PAGES
--------------------------------                --------------------------------


ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) The number of Shares owned as of the date hereof by Yahoo! is 673,796, and the number of Shares covered by the Option is 6,370,000, which in aggregate constitutes, based on the number of Shares outstanding on January 27, 1999 as represented by GeoCities in the Merger Agreement, approximately (i) 22.0% of GeoCities Common Stock, or (ii) 18.3% of the shares of GeoCities Common Stock that would be outstanding after giving effect to the exercise of the Option.

     Prior to the exercise of the Option, Yahoo! (i) is not entitled to any rights as a stockholder of GeoCities as to the Shares covered by the Option and
(ii) disclaims any beneficial ownership of the shares of GeoCities Common Stock which are purchasable by Yahoo! upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option were exercised, Yahoo! would have the sole right to vote and to dispose of the shares of GeoCities Common Stock issued as a result of such exercise, subject to the terms and conditions of the Merger Agreement. See the information in Items 3 and 4 above with respect to the Option, which information is incorporated herein by reference.

     The number of Shares covered by the Voting Agreements is 21,593,140 (including 1,600,000 shares subject to options held by Mr. Bohnett and CMG@Ventures I, LLC), which constitutes approximately 64.2% of GeoCities Common Stock, based on the number of Shares outstanding on January 27, 1999, as represented by GeoCities in the Merger Agreement. By virtue of the Voting Agreements, Yahoo! may be deemed to share with the respective Stockholders the power to vote Shares subject to the Voting Agreements. However, Yahoo! (i) is not entitled to any rights as a stockholder of GeoCities as to the Shares covered by the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of GeoCities Common Stock which are covered by the Voting Agreements. See the information in Item 2 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Voting Agreements, which information is incorporated hereinby reference.

     (c) Other than as set forth in this Item 5(a)-(b), to the best of Yahoo!'s knowledge as of the date hereof (i) neither Yahoo! nor any subsidiary or affiliate of Yahoo! nor any of Yahoo!'s executive officers or directors, beneficially owns any shares of GeoCities Common Stock, and (ii) there have been no transactions in the shares of GeoCities Common Stock effected during the past 60 days by Yahoo!, nor to the best of Yahoo!'s knowledge, by any subsidiary or affiliate of Yahoo! or any of Yahoo!'s executive officers or directors.

     (d) No other person is known by Yahoo! to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, GeoCities Common Stock obtainable by Yahoo! upon exercise of the Option.

     (e) Not applicable.

     Reference to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth in this Item 5, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, respectively, included as Exhibits 1 through 6 to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 37247V 10 6                                 PAGE 8 OF 11 PAGES
--------------------------------                --------------------------------

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Voting Agreements are included as Exhibits 1 through 6 to this Schedule 13D. To the best of Yahoo!'s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person which respect to any securities to GeoCities.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

Exhibit     Description

1 Agreement and Plan of Merger, dated as of January 27, 1999 by and among Yahoo! Inc., Home Page Acquisition Corp. and GeoCities (without exhibits).

2 Voting Agreement, dated as of January 27, 1999, by and between Yahoo! Inc. and David C. Bohnett.

3 Voting Agreement, dated as of January 27, 1999, by and between Yahoo! Inc. and CMG@Ventures I, LLC.

4 Voting Agreement, dated as of January 27, 1999, by and between Yahoo! Inc. and CMG@Ventures II, LLC.

5 Voting Agreement, dated as of January 27, 1999, by and between Yahoo! Inc. and Softbank Holdings Inc.

6 Voting Agreement, dated as of January 27, 1999, by and between Yahoo! Inc. and Softbank Technology Ventures IV.

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 37247V 10 6                                 PAGE 9 OF 11 PAGES
--------------------------------                --------------------------------


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 8, 1999                        YAHOO! INC.


                                               /s/ GARY VALENZUELA
                                               -------------------
                                               Gary Valenzuela
                                               Senior Vice President, Finance
                                               and Administration, and Chief
                                               Financial Officer

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 37247V 10 6                                 PAGE 10 OF 11 PAGES
--------------------------------                --------------------------------


                        DIRECTORS AND EXECUTIVE OFFICERS
                                 OF YAHOO! INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Yahoo!. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 3420 Central Expressway, Santa Clara, California 95051.

                           Board of Directors

Name and Title                                 Present Principal Occupation
--------------                                 ----------------------------
Timothy Koogle,                                Chief Executive Officer and
  Chairman of the Board                        Chairman of the Board,
                                               Yahoo! Inc.

Eric Hippeau,                                  Chairman and Chief Executive
  Director                                     Officer of Ziff-Davis Inc.  The
                                               address of Ziff-Davis is One
                                               Park Avenue, New York, New York
                                               10016

Arthur H. Kern,                                Chairman and Chief Executive
  Director                                     Officer of American Media.  The
                                               address of American Media is

Jeff Mallett,                                  President and Chief Operating
  Director                                     Officer, Yahoo! Inc.

Michael Moritz,                                General Partner, Sequoia Capital.
  Director                                     The address of Sequoia Capital is
                                               3000 Sand Hill Road, Building 4,
                                               Suite 280, Menlo Park, California
                                               94025

Jerry Yang,                                    Chief Yahoo, Yahoo! Inc.
  Director

                           Executive Officers Who Are Not Directors

                                                 Title and Present
Name                                           Principal Occupation**
----                                           ----------------------
David Filo                                     Chief Yahoo, Yahoo! Inc.

Farzad Nazem                                   Senior Vice President, Product
                                               Development and Operations, and
                                               Chief Technology Officer

James J. Nelson                                Vice President, Finance

John Place                                     Vice President, General Counsel
                                               and Secretary

Anil Singh                                     Senior Vice President, Sales

Gary Valenzuela                                Senior Vice President, Finance
                                               and Administration, and Chief
                                               Financial Officer


                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO. 37247V 10 6                                 PAGE 11 OF 11 PAGES
--------------------------------                --------------------------------


** The present principal occupation of each of the named executive officers is the same as the named position held with Yahoo! Inc.